SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

January 29th 2007

Air France-KLM will not participate to the process set up by the Italian Government for the sale of the stake held in Alitalia given that, as of today, the required conditions are not met. Hence, the Group has informed the relevant authorities of such decision. Air France-KLM intends to pursue and develop its partnership with Alitalia within the context of the SkyTeam Alliance and of the industrial and commercial cooperation which has been in place since 2001.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin - +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau - +33 (0)1 41 56 72 59 - faandriveau@airfrance.fr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: January 30, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations